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SEC FILE NUMBER	001-13289

CUSIP NUMBER	74153Q 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☑ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pride International, Inc.

Full Name of Registrant

Not applicable.

Former Name if Applicable

5847 San Felipe Suite 3300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77057

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     Pride continues to review its accounting policy used since 1999 to account for interest rate swaps associated with certain non-recourse debt. Due to the periods involved, this review includes discussions with both the independent registered public accounting firm the Company engaged from 1999 to 2004 and the independent registered public accounting firm engaged in 2005. As a result of this review, the Company may restate its financial statements covering prior periods. Management estimates the cumulative net effect of any such restatement would be an increase in net earnings of approximately $2.0 million from inception of the swaps through September 30, 2005. Prior periods would be impacted both positively and negatively by varying amounts, which could be material in any such period. Any adjustments to earnings would be non-cash in nature.
     Pride has dedicated significant resources to the completion of the review of its accounting policy related to the swap agreements discussed above and is cooperatively working with its current and former independent registered public accounting firms to reach a conclusion. Accordingly, for the reasons set forth herein, and because the attention of the relevant personnel that prepare Pride’s quarterly report on Form 10-Q for the quarter ended September 30, 2005 has been diverted from that task, Pride is unable to timely file that quarterly report without unreasonable or undue effort, expense or burden.

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PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas G. Smith	(713)	789-1400

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     If Pride is required to restate its financial statements for prior periods as a result of the review described above, for the three-month and nine-month periods ended September 30, 2004, Pride expects that such restatement would result in an increase in income (loss) from continuing operations of approximately $(0.4) million and $7.9 million, respectively. Accordingly, for the three-month and nine-month periods ended September 30, 2004, Pride expects that it would report restated income (loss) from continuing operations of $(15.3) million ($(0.11) per diluted share) and $5.9 million ($0.04 per diluted share) on revenues of $436.4 million and $1,264.1 million, respectively. For the three-month and nine-month periods ended September 30, 2005, Pride expects that it would report income from continuing operations of $69.4 million ($0.41 per diluted share) and $88.6 million ($0.56 per diluted share) on revenues of $538.8 million and $1,482.3 million, respectively.
     Because preparation and completion of Pride’s financial statements in connection with its quarterly report on Form 10-Q for the quarter ended September 30, 2005 are ongoing, the estimates presented herein are preliminary and subject to adjustment.

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SIGNATURE
     Pride International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PRIDE INTERNATIONAL, INC.
By:	/s/ Douglas G. Smith
Douglas G. Smith
Vice President, Controller and Chief Accounting Officer

Date: November 9, 2005

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